Exhibit 99.1

SYLA Technologies Announces Notice of Subscription to CUMICA CORPORATION’s Third-Party Allotment of New Shares

TOKYO, August 7, 2024 — SYLA Technologies Co., Ltd. (NASDAQ: SYT) (“SYLA” or “the Company”), operator of the largest membership real estate crowd-funding platform in Japan, Rimawari-kun, announced that its Board of Directors has resolved on August 7, 2024, to subscribe to a third-party allotment of shares (the Third-Party Allotment), as announced by CUMICA in the “Notice Regarding Issuance of New Shares through Third-Party Allotment.”

1. Outline of the Third-Party Allotment

(1) Payment date	August 28, 2024
(2) Number of new shares to be issued	1,470,500 shares of common stock
(3) Issue price	408 yen per share
(4) Amount of financing	599,964,000 yen
(5) Method of offering or allotment (Allottee)	Third-party allotment (SYLA Technologies Co., Ltd.: 1,470,500 shares)
(6) Others	Each of the above items shall be subject to the effectiveness of the notification in accordance with the Financial Instruments and Exchange Law.

2. Purpose and Reason for the Subscription

CUMICA operates in the development and sales of family condominiums, primarily in Saitama Prefecture. Its condominium brands, BELLE DEMEURE and BELJOUR, are particularly noted for their high quality and environmental considerations, showcasing its advanced construction techniques. CUMICA has operated real estate development and construction business while leveraging its unique creativity and cost-effective business model developed through 40 years of condominium development focused on local communities.

On January 23, 2024, SYLA entered into a capital and business alliance agreement with CUMICA. SYLA and CUMICA specialize in the planning, development, and sales of investment condominiums in the Tokyo metropolitan areas and family-type condominiums in the Saitama Prefecture, respectively. The two companies are exploring new, synergistic product concepts, such as Combined Residence (blend of family and single-room layouts within a single building) and Senior Tech Mansion (Nursing care x IoT senior tech condominium).

Through this collaboration, both companies aim to leverage its distinct strengths and expertise, complement each other’s business models, and create significant business synergies in the future. Specifically, the two companies are working on joint condominium development projects in Omiya and Kawasaki.

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3. Amount of Subscription

(1) Basis and Specifics of the Calculation of the Amount to be Paid

Since the most recent share price of CUMICA’s common stock is considered an appropriate representation of CUMICA’s shareholder value, the issue price was set at 408 yen, representing the closing price of CUMICA’s common stock on the Tokyo Stock Exchange on August 6, 2024, the business day before the board resolution on the Third-Party Allotment dated August 7, 2024.

Regarding the basis for calculating the above issue price, the Company believes it complies with the Japan Securities Dealers Association’s Rules Concerning Handling of Allotment of New Shares to Third Parties and does not constitute a particularly favorable amount as defined in Article 199, Paragraph 3 of the Companies Act.

4. Major Shareholders and Voting Rights Ratio of CUMICA after the Subscription

Before subscription		After subscription
SYLA Technologies Co., Ltd.	20.98%	SYLA Technologies Co., Ltd.	30.63%
The Musashino Bank, Ltd.	2.93%	The Musashino Bank, Ltd.	2.57%
The Tokyo Higashi Shinkin Bank	1.89%	The Tokyo Higashi Shinkin Bank	1.66%
JPMorgan Securities Japan Co., Ltd.	1.12%	JPMorgan Securities Japan Co., Ltd.	0.98%
Koeikai Stock Ownership Association	0.96%	Koeikai Stock Ownership Association	0.84%
Tadashi Konuma	0.78%	Tadashi Konuma	0.69%
Akie Konuma	0.74%	Akie Konuma	0.65%
Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.	0.74%	Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.	0.65%
Tadao Imai	0.68%	Tadao Imai	0.59%
BNYM SA/NV FOR BNYM FOR BNY GCM CLIENT ACCOUNTS M LSCB RD	0.51%	BNYM SA/NV FOR BNYM FOR BNY GCM CLIENT ACCOUNTS M LSCB RD	0.45%

(Note) 1.	The major shareholder composition (top 10 shareholders) before the Third-Party Allotment is based on CUMICA’s shareholder register as of May 31, 2024.

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5. Outline of the Issuance

(1) Type and number of shares to be offered	1,470,500 shares of CUMICA’s common stock
(2) Issue price	408 yen per share
(3) Total amount of issue price	599,964,600 yen
(4) Capital and capital reserve to be increased	Capital: 299,982,000 yen Capital reserve: 299,982,000 yen
(5) Application deadline	August 28, 2024
(6) Payment date	August 28, 2024
(7) Method of offering or allotment	Third-party allotment
(8) Allottee and number of shares to be allotted	SYLA Technologies Co., Ltd. 1,470,500 shares
(9) Others	Each of the above items shall be subject to the effectiveness of the securities registration statement in accordance with the Financial Securities and Exchange Law.

6. Outline of the Counterparty (as of June 30, 2024)

(1) Company name	CUMICA CORPORATION
(2) Location	389-1, Kimmei-cho, Soka City, Saitama, Japan
(3) Title and name of representative	Shinichi Sakamoto, Chief Executive Officer
(4) Business	Real estate and general construction
(5) Capital	2,000 million yen
(6) Date of Establishment	June 1979
(7) Major Shareholders and	SYLA Technologies Co., Ltd.	20.98%
shareholding Ratio (as of May 31, 2024)	The Musashino Bank, Ltd.	2.93%
	The Tokyo Higashi Shinkin Bank	1.89%
	JPMorgan Securities Japan Co., Ltd.	1.12%

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About SYLA Technologies Co., Ltd.

Headquartered in Tokyo, Japan, SYLA Technologies Co., Ltd. (NASDAQ: SYT) (“SYLA” or “the Company”) owns and operates the largest membership real estate crowd-funding platform in Japan, Rimawari-kun, which targets individuals, corporate and institutional investors, as well as high net worth individuals. SYLA’s mission is to democratize real estate investment around the world through technology and asset management through the Rimawari-kun platform. SYLA is engaged in the overall investment condominium business, including planning, development, construction, sales, rental management, building management, repair work, and the sale of properties. Additional information about the Company’s products and services is available at https://syla-tech.jp/en.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the expected gross proceeds and the closing of the offering. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F, filed with the SEC on May 15, 2024. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Contact Information

SYLA Technologies Investor Relations Contact:
Gateway Group, Inc.
John Yi and Steven Shinmachi
SYLA@gateway-grp.com

(949) 574-3860

SYLA Technologies Company Contact
Takeshi Fuchiwaki
Director, Chief Growth Officer
irpr@syla.jp

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